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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.    1   )*
                                         ------

Worldtalk Communications Corporation
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.01 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)
98155G101

                     ----------------------------------
                              (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              / / Rule 13d-1(b)

                              / / Rule 13d-1(c)

                              /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 5 pages

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                                SCHEDULE 13G

CUSIP NO. 98155G101                              Page 2 of 5 Pages
          ---------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Apex Investment Fund II Limited Partnership 36-3698753
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  / /
                                                        (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       195,000
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                       -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER

                                    195,000
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     195,000
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.8%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a).  Name of Issuer:

            Worldtalk Communications Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5155 Old Ironsides Drive
            Santa Clara, California 95054

Item 2(a).  Name of Person Filing:

            Apex Investment Fund II Limited Partnership

Item 2(b).  Address of Principal Business Office:

            233 South Wacker Drive, Suite 9600
            Chicago, Illinois 60606

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value

Item 2(e).  CUSIP Number

            98155G101

Item 3.     Type of Person:

            Not Applicable

                              Page 3 of 5 pages
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Item 4.     Ownership:

              (a)  Amount Beneficially Owned:

                   195,000

              (b)  Percent of Class:

                   1.8%, based upon 10,602,697 shares outstanding as of October, 1998

              (c)  Number of shares as to which person has:

                   (i)  sole power to vote or to direct the vote: 195,000

                  (ii)  shared power to vote or to direct the vote:  -0-

                 (iii)  sole power to dispose or to direct the disposition of:
                        195,000

                  (iv)  shared power to dispose or to direct the disposition of:
                        -0-

Item 5.     Ownership of Five Percent or less of a Class:

            Apex Investment Fund II Limited Partnership owns 1.8%.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable

Item 9.     Notice of Dissolution of Group:

            Not Applicable

Item 10.    Certification:

            Not Applicable

                               Page 4 of 5 pages

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                                  SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                           Date:  February 12, 1999

                           APEX INVESTMENT FUND II LIMITED PARTNERSHIP, a Delaware limited partnership

                           By: APEX MANAGEMENT PARTNERSHIP,
                               General Partner of Apex Investment Fund II
                               Limited Partnership

                           By: STELLAR INVESTMENT CO.,
                               General Partner of Apex Management
                               Partnership


                           By: /s/ James A. Johnson
                           -----------------------------------------------
                               Name: James A. Johnson
                               Title:   President


                           Page 5 of 5 pages